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                           [ROPES & GRAY LETTERHEAD]

July 15, 2005                                        Marko S. Zatylny
                                                     (617) 951-7980
                                                     Marko.Zatylny@ropesgray.com





VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
One Station Place, N.E.
Washington, D.C.  20549-0510

Attention:    Meagan Caldwell - Accounting
              Rufus Decker - Accounting

              Re:   SEC Comment Letter dated June 22, 2005
                    U.S. Can Corporation
                    Form 10-K for the fiscal year ended December 31, 2004 Form 10-Q for the period ended April 3, 2005
                    File No. 333-53276

Ladies and Gentlemen:

Set forth below is the response of US Can Corporation (the "Company") to the comments of the Staff of the Securities and Exchange Commission (the "Commission") contained in its letter dated June 22, 2005 that pertain to the Company's December 31, 2004 Form 10-K and April 3, 2005 10-Q. The Company's Form 10-K was filed with the Commission on March 23, 2005, and the Company's Form 10-Q was filed with the Commission on May 18, 2005.

For reference purposes, the Staff's comments as reflected in the Staff's letter dated June 22, 2005 are reproduced in bold in numerical sequence in this letter, and the corresponding responses of the Company are shown below each comment.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004

COMMENT APPLICABLE TO OUR OVERALL FILING

     1. WHERE A COMMENT BELOW REQUESTS ADDITIONAL DISCLOSURES OR OTHER REVISIONS TO BE MADE, PLEASE SHOW US IN YOUR SUPPLEMENTAL RESPONSE WHAT THE REVISIONS WILL LOOK LIKE. WITH THE EXCEPTION OF THE COMMENTS BELOW THAT SPECIFICALLY

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          REQUEST AN AMENDMENT, ALL OTHER REVISIONS MAY BE INCLUDED IN YOUR
          FUTURE FILINGS.

RESPONSE TO COMMENT 1

Where requested, the Company has provided its proposed additional disclosures and revisions in its response to the Staff's comment. Such additional disclosures and revisions will be provided in future filings. Based on our responses to questions 10, 18 and 19, we do not believe any amendments to our filings are required.

COVER

     2. THE COVER PAGE OF YOUR FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004 SHOWS COMMISSION FILE NO. 333-53276, WHILE YOUR FORM 10-Q FOR THE PERIOD ENDED APRIL 3, 2005 SHOWS 0-21314. PLEASE CHECK YOUR FILE NUMBER AND USE THE SAME ONE ON YOUR FORM 10-K AND 10-Q FILINGS.

RESPONSE TO COMMENT 2

In future filings of its Annual Report on Form 10-K and quarterly filings on Form 10-Q, the cover page will be amended to show the same file number on the 10-K and 10-Q filings, as requested.

ITEM 1. BUSINESS

BUSINESS SEGMENTS

     3. YOUR DISCLOSURE REGARDING RAW MATERIALS INDICATES THAT YOU HAVE DOMESTIC AND INTERNATIONAL MULTI-YEAR SUPPLY AGREEMENTS WITH YOUR CUSTOMERS. PLEASE EXPAND YOUR DISCLOSURE FOR EACH BUSINESS SEGMENT TO DISCUSS WHETHER YOU ENTER INTO CONTRACTS WITH YOUR CUSTOMERS. IF SO, PLEASE DESCRIBE THE TYPES OF CONTRACTS YOU ENTER INTO AND THE GENERAL TERMS OF THESE CONTRACTS. ADDITIONALLY, YOU DISCLOSED THAT GENERALLY YOU HAVE BEEN ABLE TO PASS ON TO YOUR CUSTOMERS TIN-PLATE PRICE INCREASES AND, IN SOME CASES, OTHER RAW MATERIAL COSTS. PLEASE DISCLOSE THE TYPES OF COSTS YOU ARE UNABLE TO PASS ON TO YOUR CUSTOMERS. IF THE COSTS YOU ARE UNABLE TO PASS ALONG TO YOUR CUSTOMERS ARE SIGNIFICANT, PLEASE INCLUDE A DISCUSSION REGARDING THEM IN YOUR MD&A AND THEIR RELATED AFFECTS ON YOUR RESULTS OF OPERATIONS.


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RESPONSE TO COMMENT 3

In future filings of its Annual Report on Form 10-K, the Company will revise the business segment disclosure to discuss the general types of contracts with customers, and the types of costs the Company is unable to pass on to customers. The disclosure will include the following language, which is applicable to all segments:

     "To the extent possible, we enter into one-year or multi-year supply agreements with our major customers. The terms of these agreements vary, including pricing, volume discounts, payment terms and, in some cases, the quantities a customer will purchase. Many of our multi-year agreements permit us, upon written notice, to pass through a certain percentage of price increases for specified raw materials, labor cost increases, and other overhead cost increases. However, certain agreements have percentage caps on cost pass-throughs, and we may be unable in some situations to pass through the entire cost increase."

RAW MATERIALS

     4. YOUR DISCLOSURE STATES THAT TIN-PLATE REPRESENTS YOUR LARGEST RAW MATERIAL COST. PLEASE EXPAND YOUR DISCLOSURE TO DISCUSS ANY PURCHASE AGREEMENTS YOU HAVE ENTERED INTO REGARDING TIN-PLATE. IF MATERIAL, PLEASE ALSO INCLUDE THIS AMOUNT IN YOUR TABLE OF CONTRACTUAL OBLIGATIONS AND NOTE 8 TO THE FINANCIAL STATEMENTS.

RESPONSE TO COMMENT 4

In future filings of its Annual Report on Form 10-K, the Company will revise the disclosure to include any purchase agreements entered into regarding tin-plate. The disclosure will include the following language:

     "We enter into various purchase agreements to purchase materials and supplies in the ordinary conduct of business. Tin-plate, our largest raw material cost, is purchased from multiple sources. We elect to purchase quantities from these suppliers based upon current market conditions, including pricing, quality, and service."

The Company does not include the aggregate amount of its open purchase obligations in the contractual obligations table because the purchase obligations under such contracts are short-term and do not commit the Company to purchase fixed amounts of material.

ITEM 7 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 2004 COMPARED TO YEAR ENDED DECEMBER 31, 2003


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     5.   PLEASE EXPAND YOUR COMPARATIVE DISCLOSURE TO DISCUSS THE EFFECTS THE
          IDLING OF CERTAIN PRODUCT LINES ASSOCIATED WITH YOUR GERMAN FOOD CAN BUSINESS HAD ON YOUR NET SALES AND GROSS PROFITS. IF MATERIAL, PLEASE INCLUDE THIS DISCUSSION IN NOTE 14 TO THE FINANCIAL STATEMENTS.

RESPONSE TO COMMENT 5

In its future filings, the Company will expand its disclosure related to the effects of idling certain production lines in connection with the German food can profitability review. The disclosures will include the following language:
"The Company executed a profitability review program in its German food can business during 2004. The initiative included the evaluation of low margin product lines and related capacity and resulted in the idling of certain production lines. The initiative resulted in lower sales volume of $13.6 million. However, the profitability review program, along with other operational efficiencies resulted in improved gross profit of approximately $3.5 million, net of accelerated depreciation of $1.0 million related to the idling of certain production lines. In future filings, the footnotes will include a statement discussing the effect of the profitability review program on sales in 2004.

LIQUIDITY AND CAPITAL RESOURCES

     6. YOUR DISCLOSURE INDICATES THAT YOU ARE REQUIRED TO PREPAY A PORTION OF THE TERM B LOAN UPON THE OCCURRENCE OF CERTAIN SPECIFIED EVENTS. PLEASE EXPAND YOUR DISCLOSURE TO INCLUDE THE TYPES OF EVENTS THAT WOULD REQUIRE YOU TO PREPAY A PORTION OF THE TERM B LOAN.

RESPONSE TO COMMENT 6

In future filings of its Annual Report on Form 10-K, the Company will include the types of events that would require prepayment of the Term B loan. The disclosure will include the following language:

     "The Company will be required to prepay a portion of the Term B loan if it receives proceeds from certain sales, leases or transfers of its assets, realizes excess cash flow levels (as calculated in the Credit Agreement) over its preceding fiscal year, receives proceeds from the sale or issuance of capital stock or offerings of new indebtedness, or receives insurance or condemnation proceeds."


     7. PLEASE EXPAND YOUR DISCLOSURE TO DISCUSS MATERIAL CHANGES IN THE BALANCE SHEET, INCLUDING, BUT NOT LIMITED TO THE FOLLOWING:


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          o   OTHER CURRENT ASSETS,
          o   OTHER NON-CURRENT ASSETS, AND
          o   ACCRUED EXPENSES.

RESPONSE TO COMMENT 7

In future filings of its Annual Report on Form 10-K and quarterly filings on Form 10-Q, the Company will discuss material changes in the balance sheet, if any, including other current assets, other non-current assets and accrued expenses. The disclosure will discuss the impact on liquidity related to the key changes in these categories.

     8. PLEASE REVISE YOUR TABLE OF CONTRACTUAL CASH OBLIGATIONS TO INCLUDE ESTIMATED INTEREST PAYMENTS ON YOUR DEBT. BECAUSE THE TABLE IS AIMED AT INCREASING TRANSPARENCY OF CASH FLOW, WE BELIEVE THESE PAYMENTS SHOULD BE INCLUDED IN THE TABLE. PLEASE ALSO DISCLOSE ANY ASSUMPTIONS YOU MADE TO DERIVE THESE AMOUNTS.

RESPONSE TO COMMENT 8

In future filings of its Annual Report on Form 10-K, the contractual cash obligations table will be revised to include estimated interest payments on our debt and assumptions made in deriving the amounts. In addition, the table will be revised to include the amounts committed to complete construction in progress (See Comment 9 below).

     9. YOUR DISCLOSURE REGARDING LIQUIDITY AND CAPITAL RESOURCES STATES THAT YOU ARE CONTRACTUALLY COMMITTED TO SPENDING 39% OF THE COSTS TO COMPLETE PROJECTS INCLUDED IN CONSTRUCTION IN PROGRESS. PLEASE REVISE YOUR TABLE OF CONTRACTUAL OBLIGATIONS TO INCLUDE THESE AMOUNTS AND ANY OTHER PURCHASE COMMITMENTS YOU MAY HAVE.

RESPONSE TO COMMENT 9

Please refer to the Company's response to Comment 8.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

     10. THE AUDIT OPINION INCLUDED IN YOUR FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004 DOES NOT INCLUDE AN EXPLANATORY PARAGRAPH FOR THE CHANGE IN ACCOUNTING PRINCIPLE RELATING TO YOUR INVENTORY. PLEASE OBTAIN AN AUDIT OPINION FROM YOUR AUDITOR THAT INCLUDES THIS EXPLANATORY PARAGRAPH. IN DOING SO, PLEASE FILE AN AMENDED FORM 10-K. REFER TO AU SECTION 420.06.


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RESPONSE TO COMMENT 10

As indicated in our filing, the Company has determined that the impact to the financial statements of changing from LIFO to FIFO was not material. (See the Company's response to Comment 14 below for a discussion of this impact.) As such, retroactive restatement was not required. We discussed this comment with our independent registered public accounting firm (Deloitte & Touche LLP), who concurred with our conclusion that the LIFO to FIFO change did not materially impact the comparability of the financial statements presented in our Form 10-K. As a result, and in accordance with U.S. Auditing Standard Section 508 paragraph 16, Deloitte & Touche LLP have determined no explanatory paragraph was required.

FINANCIAL STATEMENTS

STATEMENT OF CASH FLOWS

     11. PLEASE PRESENT CASH FLOWS RELATED TO THE CHANGES IN OTHER ASSETS SEPARATELY FROM THOSE RELATED TO THE CHANGE IN OTHER LIABILITIES, RATHER THAN COMBINING THEM IN THE OTHER, NET LINE ITEM OF YOUR CASH PROVIDED BY OPERATING ACTIVITIES SECTION. SEE SFAS 95.

RESPONSE TO COMMENT 11

In future filings of its Annual Report on Form 10-K and quarterly filings on Form 10-Q the Company will present cash flows related to changes in other assets separately from those related to the changes in other liabilities.

     12. IT APPEARS AS THOUGH YOU HAVE INCLUDED CAPITAL EXPENDITURES RELATING TO RESTRUCTURING IN INVESTING ACTIVITIES. PLEASE TELL US HOW YOU DETERMINED THESE COSTS SHOULD BE INCLUDED AS INVESTING ACTIVITIES.

RESPONSE TO COMMENT 12

The Company incurred capital expenditures to enhance productivity in certain plants to accommodate volume transferred from plants closed in connection with restructuring programs. The costs incurred and included under investing activities were for fixed assets, which benefit future periods. The words "including restructuring capital" will be removed from future filings on Form 10-K and Form 10-Q.

NOTES TO FINANCIAL STATEMENTS

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


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(C) INVENTORIES

     13. YOUR DISCLOSURE INDICATES THAT YOU CHANGED YOUR ACCOUNTING PRINCIPLE FROM USING LIFO TO USING FIFO TO RECORD INVENTORY COSTS. YOU FURTHER DISCLOSE THAT THIS CHANGE WAS MADE TO PROVIDE A BETTER MATCHING OF REVENUE AND EXPENSES. PLEASE TELL US HOW YOU CONSIDERED THE FOLLOWING ITEMS IN CONCLUDING THE CHANGE WAS JUSTIFIED:

          o YOUR LARGEST COMPONENT COST OF YOUR PRODUCTS IS STEEL, WHICH YOU DISCLOSED SUPPLIERS HAVE ALREADY ANNOUNCED PRICE INCREASES FOR 2005 TO BE AS MUCH AS 26% HIGHER THAN IN 2004,

          o YOUR MD&A DISCUSSES THAT THE DECREASE IN AEROSOL GROSS PROFIT WAS DUE TO INCREASED RAW MATERIAL COSTS ASSOCIATED WITH STEEL SURCHARGES,

          o YOUR MD&A DISCLOSES THAT YOU WERE NOT ABLE TO RECOVER ALL OF THE COSTS INCREASES FOR 2004 FROM YOUR CUSTOMERS, AND

          o YOUR LIQUIDITY INDICATES THAT THE DECREASE IN CASH WAS PRIMARILY DUE TO INCREASED USE OF WORKING CAPITAL IN 2004, DRIVEN BY ACCELERATED INVENTORY PURCHASES IN ADVANCE OF 2005 PRICE INCREASES.

RESPONSE TO COMMENT 13


The Company, in concluding that its change from LIFO to FIFO was justified, considered a number of factors including, 1) the FIFO method matches the flow of materials with the actual flow of goods, 2) the timing of cost increases versus the timing of customer price increases, 3) future deflation in raw material costs that may result from a shift from lithographed cans to plain cans, 4) improved comparability of Domestic operations versus the International operations, 5) manually intensive nature of LIFO calculations do not provide a benefit commensurate with the cost. Below is a further explanation of the Company's rationale.

     o FIFO method matches the flow of materials with the actual flow of goods - In general, aerosol cans and decorated general line cans are made to a customer's order. For the most part, orders are staged for manufacture in the order that they are requested for delivery to the customer. Although some products may be made in batches in advance of the actual order (in cases where one line may make multiple can sizes and small order quantities do not justify frequent line changeovers), this is a very small portion of the Company's production. Additionally, tops and bottoms for aerosol cans are lined with compounds that expire if not used in periods as short as one year. The Custom &


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          Specialty business also manufactures to customer order, since products are either unique to a customer or unique to a selling season (in the case of the stock tin program).

     o The timing of cost increases versus the timing of customer price increases- In the Company's metal can businesses, the majority of the business is under long-term contract. The majority of these contracts provide for pass through of steel cost increases, and in many cases, labor and other cost increases. Customer price increases are generally effective on the anniversary date of the contract, while steel price increases are effective January 1. Therefore, on the average, the Company has worked through its prior year's (old cost) inventory prior to realizing customer price increases. Therefore, FIFO more accurately matches revenues and expenses. In the Plastics business, resin prices change frequently, sometimes every few weeks. As prices change, the change in raw material cost is passed along to customers. Some customer price changes are timed-based on an assumption that the Company uses its inventory at the old costs before the price change effect to better match costs and revenues (i.e., customer price changes may take effect 30 or 60 days after announced resin cost changes). Prices may increase or decrease. Given the practice of cost pass-throughs to customers, this results in a frequently changing selling price with rather stagnant LIFO costs, resulting in distorted margins. Therefore, the FIFO method provides a better matching of inventory costs to sales.

     o A shift from lithographed cans to plain cans could result in future deflation - In 2000, over 75% of the Company's aerosol can volume represented lithographed (printed) cans. Lithography is a very labor-intensive process, which adds to the cost of the can. Some customers feel that plain cans, where labels are applied at time of filling are more advantageous, as the lower inventory carrying levels outweigh the superior appearance allowed by the lithography process. Recently, label graphics and appearance have also improved. A host of small customers have moved to plain cans, and several large customers are in the process of converting or have indicated their intention to convert. As plain cans are less costly than lithographed cans, the Company's conversion costs have declined and, given the express desire on the part of some of the Company's larger customers to move to plain cans, it is expected that these conversion costs will continue to decline.

     o Improved comparability of Domestic operations versus the International operations - Approximately 1/3 of the Company's sales occur in Europe. The European businesses have never adopted the LIFO method since acquisition Standardizing cost flow assumptions make the benchmarking task easier for both the Company and for outside investors.

     o Manually intensive LIFO calculations do not provide a benefit commensurate with the cost - Much of the Company's accounting for inventory is done on a decentralized basis.

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          Separate standard product costs are maintained for each plant because labor rates differ and cost reduction programs have caused differences in the cost to manufacture. The calculations are performed at dates close to year-end and are manually intensive, time-consuming and at risk of error. LIFO regulations are extremely complex and recent changes have required costly outside assistance to ensure compliance with the regulations. The LIFO reserve has changed from a credit of $505,000 at December 31, 1998 to a debit of $798,000 at December 31, 2003. The largest annual change during the five-year period has been $949,000. Three of the fiscal years 1999 through 2003 resulted in changes of less than $500,000. When compared to the Company's domestic inventory values of over $50 million, the changes have been immaterial.

Along with the primary factors considered by the Company and outlined above, the Company reviewed its historical steel costs and expected trends in future steel prices. Historically, based upon generally stable steel prices and Company cost reduction efforts, the Company experienced minimal inflation in steel costs and, in many years, actually experienced deflation. While the cost increases in 2004 did adversely affect Company results, which it described in its MD&A disclosure, at the time the Company was evaluating the change from LIFO to FIFO, the Company did not anticipate the significant 2005 steel cost increases or the accelerated inventory purchases that it made late in 2004. However, during 2005 the Company has generally been successful in passing along the price increases, and the Company believes the adoption is preferable given the factors described above.

In addition, the Company obtained and filed with the Commission a preferability letter from Deloitte & Touche LLP dated August 4, 2004 regarding the Company's adoption of FIFO for domestic inventories. (See Exhibit 18 to the quarterly report on Form 10-Q for the quarterly period ended July 4, 2004.) The factors considered by Deloitte & Touche LLP were consistent with those available to the Company in the second quarter of 2004. Included in the letter is the following statement by Deloitte & Touche, "At your request, we have read the description included in your Quarterly Report on Form 10-Q to the Securities and Exchange Commission for the quarter ended July 4, 2004, of the facts relating to the change in the method of accounting for inventory from the last-in, first-out method (LIFO) to the first-in, first-out method (FIFO). We believe, on the basis of the facts so set forth and other information furnished to us by appropriate officials of the Company, that the accounting change described in your Form 10-Q is to an alternative accounting principle that is preferable under the circumstances."


     14. PLEASE PROVIDE US WITH THE ANALYSIS YOU PERFORMED FOR EACH OF THE TWO YEARS ENDED DECEMBER 31, 2003 IN CONCLUDING THE ACCOUNTING CHANGE FROM LIFO TO FIFO WAS NOT MATERIAL ENOUGH TO REQUIRE RETROACTIVE RESTATEMENT UNDER PARAGRAPH 27 OF APB 20. PLEASE PROVIDE A SIMILAR ANALYSIS FOR EACH QUARTER


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          DURING THE TWO YEARS ENDED DECEMBER 31, 2003 AND THE FIRST TWO
          QUARTERS OF 2004.

RESPONSE TO COMMENT 14

Below is the analysis performed concluding the accounting change from LIFO to FIFO was not material enough to require retroactive restatement.

---------------------------------------------------------------------------------------------------------
                                1999           2000            2001             2002          2003
---------------------------------------------------------------------------------------------------------
$ in thousands                Debit (Credit)
LIFO Reserve                  $     182      $     293       $     (27)      $    (151)      $     798
---------------------------------------------------------------------------------------------------------
Inventory                     $ 115,979      $ 113,902       $ 100,676       $ 105,195       $  95,140
---------------------------------------------------------------------------------------------------------
%                                   0.2%           0.3%            0.0%            0.1%            0.8%
---------------------------------------------------------------------------------------------------------
Impact on Equity              $     109      $     176       $     (16)      $     (91)      $     479
---------------------------------------------------------------------------------------------------------
Stockholder's Equity          $  68,556      $(174,323)      $(247,124)      $(350,008)      $(361,911)
---------------------------------------------------------------------------------------------------------
%                                   0.2%           0.1%            0.0%            0.0%            0.1%
---------------------------------------------------------------------------------------------------------
                              Income (Expense)
---------------------------------------------------------------------------------------------------------
Pretax LIFO provision         $     687      $     111       $    (319)      $    (124)      $     949
---------------------------------------------------------------------------------------------------------
Pretax Income                 $  37,074      $ (16,482)      $ (63,450)      $ (23,189)      $ (19,282)
---------------------------------------------------------------------------------------------------------
%                                   1.9%           0.7%            0.5%            0.5%            4.9%
---------------------------------------------------------------------------------------------------------
After-tax LIFO provision      $     245      $      43       $    (124)      $     (74)      $     569
---------------------------------------------------------------------------------------------------------
Net Income                    $  21,156      $ (11,522)      $ (40,416)      $ (77,641)      $ (21,331)
---------------------------------------------------------------------------------------------------------
%                                   1.2%          (0.4%)          (0.3%)          (0.1%)          (2.7%)
---------------------------------------------------------------------------------------------------------
Credit Facility EBITDA              N/A      $ 101,721       $  73,297       $  81,750       $  74,998
---------------------------------------------------------------------------------------------------------
% (Pretax provision/CF EBITDA)      N/A            0.1%            0.4%           (0.2%)           1.3%
---------------------------------------------------------------------------------------------------------

The Company calculates the change in the cost to manufacture on an annual basis and therefore, historically, adjusted the LIFO reserve on an annual basis. Therefore, the analysis has not been provided on a quarterly basis.

The Company believes the amounts profiled above are immaterial. Although the ratio of the LIFO provision to pretax income is approximately 5%, the ratio drops to less than 3% when compared to net income. Further, the Company does not have publicly traded stock, and a key indicator of its financial performance and an important factor in achieving compliance with its


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debt covenants is Credit Facility EBITDA. The ratio of the pretax LIFO provision as a percentage of Credit Facility EBITDA is even less significant, and the change from LIFO to FIFO did not have an impact on covenant compliance. In addition to the above quantitative factors, please see the qualitative factors considered as addressed in the response to comment 13.

(H) REVENUE

     15. YOUR DISCLOSURE REGARDING RAW MATERIALS IN ITEM 1 STATES THAT YOUR ABILITY TO PASS ON COST INCREASES CAN BE LIMITED BY THE TERMS OF YOUR CONTRACTS. PLEASE ALSO EXPAND YOUR DISCLOSURE TO DISCUSS YOUR POLICY AND ACCOUNTING TREATMENT FOR CONTRACTS IN WHICH A LOSS EXISTS, INCLUDING HOW THESE ARE IDENTIFIED AND WHEN THESE LOSSES ARE RECORDED. IF MATERIAL, PLEASE INCLUDE IN YOUR DISCLOSURE THE AMOUNT RECORDED FOR CONTRACTS THAT INCURRED LOSSES IN THE PERIODS PRESENTED. PLEASE ALSO DISCLOSE THE NATURE OF THE LOSSES.

RESPONSE TO COMMENT 15

In future filings of its Annual Report on Form 10-K, the Company will expand its disclosures to include the policy and accounting treatment for contracts where a loss exists and how these losses are identified and recorded. The Company supplementally advises the Staff that historically, the Company has not incurred any such losses. The disclosure will include the following language:

     "We closely monitor the profitability of our customer agreements and have generally been successful in passing through price increases, and in many cases, have been successful in renegotiating contracts. In some cases where a volume and price commitment does exist, and the agreement results in a loss that is probable and can be reasonably estimated, we would record the loss in that period if attempts to either renegotiate the contract, or terminate the contract are unsuccessful."

(O) CONSOLIDATION

     16. YOU DISCLOSED THAT BECAUSE THE ARGENTINEAN PESO DENOMINATED PORTION OF THE INVESTMENT IN FORMAMETAL WOULD NOT BE SETTLED IN THE FORESEEABLE FUTURE, YOU REDUCED THE INVESTMENT BALANCE AND RECORDED TO ACCUMULATED OTHER COMPREHENSIVE LOSS A CHARGE OF $15.4 MILLION. PLEASE TELL US THE ACCOUNTING LITERATURE YOU USED TO DETERMINE THAT THIS AMOUNT SHOULD BE RECORDED TO OTHER COMPREHENSIVE INCOME RATHER THAN AN EXPENSE IN YOUR STATEMENTS OF OPERATIONS. IN ADDITION, YOU DISCLOSED THAT YOU HAVE A $7.5 MILLION RECEIVABLE


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          WITH FORMAMETAL. PLEASE EXPAND YOUR DISCLOSURE TO INDICATE IF ANY
          AMOUNTS HAVE BEEN RESERVED AGAINST THIS BALANCE.

RESPONSE TO COMMENT 16

In March 1998, a European subsidiary of the Company acquired a 36.5% equity interest in Formametal S.A. and aerosol can manufacturer located in Argentina, for $4.6 million. Including the initial investment, the Company has made advances to and investments in Formametal totaling $20.8 million, and a loan for $7.5 million. In January 2002, Argentina enacted legislation which, among other things, repealed the one to one U.S. dollar to Argentinean peso exchange rate. The Company, based upon the literature referenced below, has reduced the investment balance by $15.4 million, with an offsetting charge to accumulated other comprehensive loss, representing the impact of the devaluation and subsequent foreign currency translation gains and losses.

The Company referred to SFAS 52, "Foreign Currency Translation", paragraph 20b, which states "gains and losses of the following foreign currency transactions shall not be included in determining net income, but shall be reported in the same manner as translation adjustments"(paragraph 13) (i.e. currency gains and losses are reported as accumulated other comprehensive gains (losses)). Paragraph 20b states that the treatment described above applies to intercompany transactions that are of a long-term investment nature (that is, settlement is not planned or anticipated in the foreseeable future) when the entities to the transaction are consolidated, combined, or accounted by the equity method in the reporting enterprise's financial statements. It is management's intention not to seek repayment in the foreseeable future, and as such, the Company has recorded foreign currency gains and losses as a translation adjustment to other comprehensive income. The Company has not recorded a reserve against the $7.5 million receivable, based upon its belief that the receivable is collectible based upon the positive cash flow of the Formametal operation.

(8) COMMITMENTS AND CONTINGENCIES

LEASES

     17. PLEASE DISCLOSE HOW YOU ACCOUNT FOR (a) STEP RENT PROVISIONS AND ESCALATION CLAUSES AND (b) CAPITAL IMPROVEMENT FUNDING AND OTHER LEASE CONCESSIONS, WHICH MAY BE PRESENT IN YOUR LEASES. PARAGRAPH 5.N. OF SFAS 13, AS AMENDED BY SFAS 29, DISCUSSES HOW LEASE PAYMENTS THAT DEPEND ON AN EXISTING INDEX OR RATE, SUCH AS THE CONSUMER PRICE INDEX OR THE PRIME INTEREST RATE, SHOULD ALSO BE INCLUDED IN YOUR MINIMUM LEASE PAYMENTS. IF, AS WE ASSUME, THEY ARE TAKEN INTO ACCOUNT IN COMPUTING YOUR MINIMUM LEASE PAYMENTS AND THE MINIMUM LEASE PAYMENTS ARE RECOGNIZED ON A STRAIGHT-LINE BASIS
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ROPES & GRAY LLP

                                   -13-                            July 15, 2005

          OVER THE MINIMUM LEASE TERM, THE NOTE SHOULD SO STATE. IF OUR ASSUMPTION IS INCORRECT, PLEASE TELL US HOW YOUR ACCOUNTING COMPLIES WITH SFAS 13 AND FTB 88-1.

RESPONSE TO COMMENT 17

In future filings of its Annual Report on Form 10-K, the Company will disclose how it accounts for a) step rent provisions and b) capital improvement funding and other lease concessions. The note will discuss how lease payments that depend on an existing index or rate, such as the consumer price index, or prime interest rate are included in the minimum lease payments, as well as how the payments are recognized over the minimum lease term on a straight-line basis. The Company has evaluated the above factors in determining minimum lease payments, and has determined the step rent provisions and index provisions to be immaterial ($164,000 versus $6,580,000 minimum lease payments disclosed in Form 10-K).

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

EXHIBITS

     18. PLEASE AMEND YOUR FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004 AND YOUR SUBSEQUENT FORMS 10-Q TO INCLUDE UNDER EXHIBIT 32 THE SECTION 1350 CERTIFICATIONS FOR EACH OF YOUR PRINCIPAL EXECUTIVE AND PRINCIPAL FINANCIAL OFFICERS. REFER TO ITEM 601 OF REGULATION S-K. IN DOING SO, PLEASE ENSURE THAT YOU REFILE EACH FILING IN ITS ENTIRETY WITH RECENTLY DATED CERTIFICATIONS AS WELL.

RESPONSE TO COMMENT 18

As discussed with the Staff on June 28, 2005, the Company is not an "issuer." In accordance with Section 15(d) of the Securities Exchange Act of 1934, the Company's duty to file was automatically suspended in 2004 because the securities issued pursuant to the Registration Statement filed on Form S-4 in 2003, the year in which such registration statement became effective, are held of record by less than 300 persons. Therefore, the Company is a "voluntary filer" and, as such, is not required to file Section 1350 certifications.

     19. PLEASE FILE AS AN EXHIBIT TO YOUR FORM 10-K THE AGREEMENT RELATING TO YOUR TERM B TERM LOAN ENTERED INTO DURING 2004.

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ROPES & GRAY LLP

                                      -14-
                                                                   July 15, 2005



RESPONSE TO COMMENT 19

The Company included the Credit Agreement dated June 21, 2004, which includes the terms of the Term B loan, as exhibit 10.1 to its Current Report on Form 8-K filed with the Commission on October 6, 2004.

FORM 10-Q FOR THE PERIOD ENDED APRIL 3, 2005

COMMENTS APPLICABLE TO YOUR OVERALL FILING

     20.  PLEASE ADDRESS THE COMMENTS ABOVE IN YOUR INTERIM FORMS 10-Q AS WELL.

RESPONSE TO COMMENT 20

In future quarterly filings on Form 10-Q, the Company will address the above comments.

                                    * * * * *

The Company hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings, (ii) Staff comments or changes to disclosure based on Staff comments does not foreclose the Commission from taking any actions with respect to the Company's filings, and (iii) the Company may not assert Staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff's comments. If you should have any questions about this letter or require any further information, please call the undersigned at (617) 951-7980 or Jane D. Goldstein of our offices at (617) 951-7431.

Very truly yours,

/s/ Marko S. Zatylny

Marko S. Zatylny